UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenhill Cogent, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Road, Suite 1200
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erich Ephraim 214-871-5403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephen Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenhill Cogent, LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kelly Leigh Lawrence

KELLY LEIGH LAWRENCE
Notary Public, State of Texas
My Commission Expires
December 06, 2018

Notary Public

Signature

Authorized Signatory

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill Cogent

GREENHILL COGENT, LP

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
DECEMBER 31, 2017

GREENHILL COGENT, LP

INDEX TO STATEMENT OF FINANCIAL CONDITION



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Greenhill Cogent, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill Cogent, LP (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.
February 27, 2018

GREENHILL COGENT, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS:

Cash and cash equivalents	$	8,871,862
Accounts receivable, net		12,293,963
Total assets	$	21,165,825

LIABILITIES AND PARTNERS' CAPITAL:

Accounts payable and accrued expenses	$	169,074
Due to affiliates		1,913,552
Total liabilities	$	2,082,626

COMMITMENTS AND CONTINGENCIES (Notes 3 and 8)

PARTNERS' CAPITAL   19,083,199

Total liabilities and partners' capital	$	21,165,825

See accompanying notes to statement of financial condition.

GREENHILL COGENT, LP

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2017

1. ORGANIZATION

Greenhill Cogent, LP (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Partnership is a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"). Greenhill GP, LLC is a 0.1% General Partner (the "General Partner") and Greenhill Cogent Holdings, LP is the 99.9% Limited Partner (the "Limited Partner") of the Partnership, which are fully owned subsidiaries of the Parent. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of the Partnership is presented to assist in understanding the Partnership's statement of financial condition. The statement of financial condition and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the statement of financial condition. The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Use of Estimates in the Preparation of Statement of Financial Condition
The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable. Actual results could differ from management's estimates.

Cash and Cash Equivalents
Cash and cash equivalents includes amounts due from banks, and all highly liquid investments with original maturities of three months or less. The Partnership maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Partnership is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Accounts Receivable, net
Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Partnership by utilizing past client transaction history and an assessment of the client's creditworthiness. The Partnership recorded an allowance for doubtful accounts of $312,994, which is included in accounts receivable, net on the statement of financial condition for the year ended December 31, 2017.

Concentrations of Credit Risk
Credit risk related to transaction fees receivable is disbursed across a large number of clients. The Partnership controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Income Taxes

The Partnership's Parent is a corporate taxpayer. The Partnership is a limited partnership which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. The Partnership follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its statement of financial condition uncertain tax positions taken or expected to be taken on its income tax returns. The Partnership determined there was no requirement to accrue any liabilities as of December 31, 2017.

Revenue Recognition

It is the Partnership's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collectability is reasonably assured. The Partnership recognizes transaction income at the close of the transaction on which the fees are based.

The Partnership's clients reimburse certain expenses incurred by the Partnership in the conduct of transactions.

Accounting Developments

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. This ASU will replace certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09 was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which defers the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Partnership plans to adopt the standard on its required effective date of January 1, 2018. The Partnership has evaluated the impact of the new guidance on its statement of financial condition and determined its impact to be immaterial.

3. **REGULATORY REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Partnership to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. At December 31, 2017, the Partnership had net capital of $6,789,236, which was $6,650,394 in excess of its minimum net capital requirement of $138,842. The Partnership handled no customer securities or accounts during the year ended December 31, 2017 and, accordingly, is not subject to the requirements under SEC Rule 15c3-3. Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

4. **RELATED PARTY TRANSACTIONS**

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited

Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. In accordance with the expense-sharing agreement, the Partnerships' share of these expenses is 75% of deemed appropriate expenses incurred by the Limited Partner. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities. Amounts due to the Limited Partner totaled $1,913,552 at December 31, 2017 for allocated expenses not yet paid.

The Parent issues restricted stock to employees of the Partnership. The restricted stock units granted to employees is determined based upon the fair market value of the Parent's common stock on the date of grant and generally amortized over a five year service period. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to the Partnership. See "Note 5 – Restricted Stock Units".

The Partnership has a revenue sharing agreement with an affiliate, Greenhill Cogent Europe, LLP, for services provided in assisting on client engagements during the year. For the year ended December 31, 2017, there was no payable balance.

Additionally, the Partnership has a services agreement with an affiliate, Greenhill Cogent Asia PTE, Ltd. for general, administrative and other operating expenses for services provided to the Partnership. For the year ended December 31, 2017, the Partnership had a payable balance of $0.

5. **RESTRICTED STOCK UNITS**

The Partnership participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date.

To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Limited Partner.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

During 2017, the number of units granted to employees of the Limited Partner was 129,076 with a weighted average fair value of $22.71. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

6. **PARTNERS' CAPITAL**

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the partners pro rata in accordance with their respective partnership interests. Distributions totaled $19,000,000 for the year ended December 31, 2017.

7. **RETIREMENT PLAN**

The Limited Partner sponsors a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The Limited Partner may make discretionary matching and profit-sharing contributions to the Plan. The Limited Partner's discretionary contributions vest over six years at 20% per year, beginning with the second year of employment.

8. **COMMITMENTS AND CONTINGENCIES**

The Limited Partner leases office space under various operating lease agreements in connection with an expense-sharing agreement.

The Partnership's estimated portion of scheduled future maturities of noncancelable operating leases under the expense-sharing agreement are approximately as follows for the years ending December 31:

2018	754,543
2019	654,930
2020	414,190
2021	414,190
2022	414,190
	$ 2,652,043

The Partnership is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Partnership does not believe any such proceedings will have a material adverse effect on its results of operations.

9. **SUBSEQUENT EVENTS**

The Partnership has evaluated subsequent events through the date on which the statement of financial condition is issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.